January 25, 2010
VIA EDGAR AND FEDEX
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Equity Lifestyle Properties, Inc. Form 10-K for the year ended December 31, 2008 Proxy Statement on Schedule 14A File No. 1-11718
Dear Mr. Woody:
The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” “us,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Michael Berman dated December 23, 2009.
Form 10-K for the year ended December 31, 2008
Signatures, page 69
Comment 1:
Please confirm that Mr. Berman also serves as your controller or principal accounting officer. If another person serves in this capacity, please tell us why that person did not sign the report. Refer to Instruction D to Form 10-K.
Response:
As disclosed in his signature on page 68, we confirm that Mr. Berman serves as the principal accounting officer, as well as the principal financial officer. In future Form 10-K filings, we will also add principal accounting officer to Mr. Berman’s title on the signature page required by Instruction D.(2)(a) of Form 10-K.

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

Financial Statements
Consolidated Statements of Operations, page F-5
Comment 2:
We note that you separately present the operations of your Properties and Home Sale segments on the face of your income statement. Explain to us how your presentation complies with Rule 5-03 of Regulation S-X. Additionally, please tell us how your presentation within Other Income (Expenses) of income from ground lease rentals and interest income related to the financing of customer right-to-use contracts complies with Rule 5-03 of Regulation S-X.
Response:
The Company is a fully integrated owner and operator of lifestyle oriented properties. The Company leases individual developed sites at our properties with access to utilities for placement of factory built homes, cottages, cabins or recreational vehicles (“RVs”).
Our properties are designed and improved for several home options of various sizes and designs that are produced off-site, installed and set on designated sites within the properties. These homes, which are owned by the customer, can range from 400 to over 2,000 square feet. The smallest of these are referred to as “Resort Cottages.” Properties may also have sites that can accommodate a variety of RVs. Properties generally contain centralized entrances, internal road systems and designated sites. In addition, properties often provide a clubhouse for social activities and recreation and other amenities, which may include swimming pools, lawn bowling, shuffleboard courts, tennis courts, laundry facilities and cable television service. In some cases, utilities are provided or arranged for by us; otherwise, the customer contracts for the utility directly. Some properties provide water and sewer service through municipal or regulated utilities, while others provide these services to customers from on-site facilities.
An on-site team of employees that typically includes a manager, clerical staff and maintenance workers, each of whom works to provide maintenance and care of the property, coordinates the operations of each property. The results of this leasing activity with respect to the Company’s 110,000 sites, the provision of utilities, common area facilities and the maintenance and operation of the properties is the activity the Company presents on its Consolidated Statement of Operations in the section labeled “Property Operations.”
A subsidiary of the Company, Realty Systems, Inc. (“RSI”), is engaged in the business of purchasing, selling and leasing homes that are located in properties owned by the Company. Although most customers either pay cash or obtain third party financing for their home purchase, the Company only provides financing on home sales to assist some customers in their purchase. RSI also provides brokerage services to the Company’s

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

customers. The activities of RSI are conducted at our properties and RSI has no other sales locations. In fact, the employees who manage the Property Operations often are the same employees who handle the RSI activities. The home sale and leasing activities are provided to enable our customers to lease individual sites from the Company. The brokerage activities help the Company maintain a continuous rental stream when our sites turnover.
The reason we have separated RSI, or Home Sales Operations, from the Property Operations is to allow the users of our financial statements to better understand our Property Operations and not be confused by the minor Home Sales Operations. During the year ended December 31, 2008, RSI participated in sale or resale of homes on only 1,499 sites, which generated revenues of approximately $22.9 million. The RSI activity impacts a very limited number of our more than 110,000 sites.
In addition to financing home sales, we have also helped some of our customers finance their right-to-use contract upfront payments. Most customers who purchase a right-to-use contract either pay cash or obtain third party financing. This service is provided to enable our customers to lease one of our individual sites.
We believe that the presentation complies with Rule 5-03. Rule 5-03 of Regulation S-X indicates which line items should appear on the face of the Company’s Consolidated Statement of Operations. The following three captions defined in Rule 5-03 are relevant to this discussion:
1.	Net Sales and Gross Revenues

Net sales of tangible products, operating revenues, income from rentals, service revenues, and other revenues must each be reflected separately on the face of the income statement, however, any class of revenues that accounts for 10% or less of total revenues may be combined with another class.

2.	Cost and Expenses Applicable to Sales and Revenue

Cost and expense of sales and revenues must be presented separately in the same classes by which sales and revenues are reported.

3.	Non-Operating Income

State separately in the income statement or in a note thereto amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income.
Our Property Operations section provides a subcaption labeled “Property operating revenues” which provides the required Gross Revenues described in paragraph 1 above. Our Property Operations section also provides a subcaption labeled “Property operating expenses” which provides details of the costs and expenses related to “Property operating revenues” as required by paragraph 2 above.

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

Our Home Sales Operations section provides a subcaption for the “Gross revenues from home sales” as well as separate lines for the related expenses, “Cost of home sales” and “Home Sales Operations,” in compliance with paragraphs 1 and 2 above. The activity in the remaining subcaptions is immaterial.
Our Other Income (Expense) section of our Consolidated Statement of Operations includes our non-operating income. The caption under Other Income (Expense) labeled “Income from Other Investments, net” includes all income from the lease of entire properties to another company that operates the property. We do not operate these properties and only collect ground rent. The activity in the Property Operations section includes the rental of sites within properties that the Company does operate. See Note 2(j) on page F-13 of our Form 10-K for the year ended December 31, 2008 for a discussion of the non-operational activities included in “Income from Other Investments, net.”
The caption under Other Income (Expense) labeled “Interest Income” includes the interest income from the financing of customer right-to-use contracts and interest income from the financing of customer purchases of resort homes and resort cottages. The Company views this activity as non-operating as it is a secondary activity relative to our main operating activity, which is property site leasing activity. See Note 8 on page F-24 of our Form 10-K for the year ended December 31, 2008 for a discussion of our financing activity.
The Company received, from the Staff, a previous comment on the Company’s Form 10-K for the year ended December 31, 2003 regarding compliance with Rule 5-03. In our response, we provided a sample of how our Consolidated Statement of Operations would be presented in future filings and in the response letter presented the Property Operations and Home Sales Operations the same as it was presented in the Form 10-K for the year ended December 31, 2008.
Note 2 — Summary of Significant Accounting Policies
(c) Markets, page F-l 1
Comment 3:
Please share with us your considerations related to your conclusion that you have one reportable segment in light of the fact that you have property rental, housing sale and financing operations.
Response:
Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), defines a segment in paragraph 10 as

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

a component of an enterprise that may earn revenues and expenses, whose performance is reviewed regularly by the Company’s chief operating decision maker in order to assess the segment’s performance and resource allocation and for which discrete financial information is available.
As discussed in our response to Comment 2 above, the Company’s primary business is owning and operating lifestyle oriented properties through the leasing of individual sites to customers for the placement of customer owned resort homes, resort cottages and RVs. Our “chief operating decision makers',” as such term is defined in paragraph 12 of SFAS 131, consist of our six executive officers, including the Executive Vice President – Property Management. Our executive officers view the home sales operations and financing operations as a relatively minor subset of our primary property operations business. The chief operating decision makers' believe the purpose of the home sales operation is to: 1) sell homes to new customers thereby increasing or maintaining occupancy and base rent at a property, 2) rent homes to new customers thereby increasing or maintaining occupancy and base rent at a property, 3) provide brokerage services to existing customers to help maintain a continuous rental stream for sites at the property. The home sales operations are not viewed as a component separate from the operation of a property. Decisions made to allocate resources to the home sales operation are made only after considering the impact on the property operations.
The views of the chief operating decision makers are consistent with expectations and evaluations of on-site property managers. The on-site property manager is expected to operate the property in accordance with an approved budget and his performance in operating the property within the budget parameters is a consideration in the manager’s annual bonus compensation. The revenue assumptions in the budget generally assume that the property will maintain or increase occupancy. To achieve this goal, the property manager, or other on-site employees, may: assist the customer with the lease of a site where the customer already has a unit to place on it, assist the customer with the purchase and financing of a Company-owned home, assist the customer with the lease of a Company-owned home, or broker a resale. The on-site property employees generally report up through a regional management structure and indirectly to our Executive Vice President — Property Management. The regional management structure, consisting of regional managers, vice presidents and regional vice presidents are each responsible for the activity that occurs at the properties’ they are responsible for. There are no regional managers or vice presidents that are responsible solely for home sales operations. Note that the property responsibilities are periodically shifted within the management structure as regional definitions change.
Our view is that the homes sales operations at the properties are not a separate segment but a service provided to enable customers to lease individual sites, which maintains occupancy of our sites. For the year ended December 31, 2008, the Company generated over $400 million of property operating revenues, but only $21.8 million of gross revenues from home sales. The home sales operations are immaterial and do not generate

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

enough revenue to warrant dedication of the chief operating decision makers time independent of the role home sales plays in our site occupancy.
The purpose of the financing operations is to facilitate the sales of homes and right-to-use contracts which impact the occupancy and usage of our sites. Similar to the home sales operations discussion above, the financing activity is merely an activity that is available to improve or maintain our primary property operations business and is not segment separate from our primary property operations business. For the year ended December 31, 2008, the Company generated only $3.1 million of interest income (primarily from the financing operations described above). The financing operations are immaterial to the Company and do not generate enough revenue to warrant dedication of the chief operating decision makers time independent of the role financing plays in our site occupancy.
The size of the home sales operations and financing operations is not expected to increase significantly in the near future relative to the Company’s consolidated operations. In fact, the Company’s gross revenues from home sales have been declining each year since the year ended December 31, 2005 through December 31, 2009. As a result of this decline, and as discussed later in the letter in our response to Comment 7, in 2008, the Company essentially ceased its new home sales operations.
(n) Revenue Recognition, page F-14
Comment 4:
We note your revenue recognition policy disclosure related to the sales of right-to-use contracts. Please tell and disclose in future filings, your revenue recognition policy for each revenue component related to the sales of right-to-use contracts. In your response, help us to understand the general nature of your right-to-use contracts and whether or not the contracts are uniform or varied in nature and explain the general nature of the upfront non-refundable payments, annual payments under the terms of these contracts and financing payments related to loans given to customers who have purchased right-to-use contracts. Your response should also clarify for us if you have multiple estimates for how long the estimated customer life is on a right-to-use contract (e.g, different categories of right-to-use contracts, each with its own distinct estimate for customer life) or otherwise clarify what an estimate between one and 31 years means.
Response:
By way of background, on September 11, 2008, the Company submitted a letter to the Office of the Chief Accountant (“OCA”) of the United States Securities and Exchange Commission seeking the OCA’s views on the Company’s analysis of the appropriate revenue recognition policy with respect to its right-to-use contracts (the “Agreements”). After speaking with the OCA and our independent auditors, Ernst & Young, LLP (“EY”),

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

the Company submitted another letter, dated October 3, 2008, to the OCA describing in detail its anticipated revenue recognition policy (see Exhibit A). After further discussions with the OCA and EY, the Company submitted a final letter, dated November 3, 2008, which confirmed the Company’s understanding that the OCA would not object to the Company’s accounting for the sale of Agreements under Staff Accounting Bulletin 104, Revenue Recognition on Consolidated Financial Statements, corrected (“SAB 104”) (see Exhibit B).
Several different Agreements are currently offered to new customers. These Agreements are generally distinguishable from each other by the number of properties a customer can access. The Agreements generally grant the customer the contractual right-to-use a designated site within our properties on a continuous basis for up to 14 days. The Agreements are generally for three years and typically require nonrefundable upfront payments as well as annual payments. The customer can renew the Agreement after the three-year term by continuing to make his annual payment.
Existing customers may be offered an upgrade Agreement from time-to-time. The upgrade Agreement is currently distinguishable from the new Agreement by (1) increased length of consecutive stay by 50 percent (i.e. up to 21 days); (2) ability to make earlier advance reservations (3) discounts on rental units and/or (4) access to additional properties, which may include discounts at non-membership RV properties. Each upgrade requires an additional nonrefundable upfront payment and the customer must continue to make his annual payment. The upgrade Agreement term is the same as the term under the original Agreement.
The general nature of our Agreements, described in the two paragraphs above, was disclosed in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 40, under the heading “Privileged Access” in our Form 10-K for the year ended December 31, 2008.
The Company may provide financing of the upfront nonrefundable payment under any Agreement. The interest rate on financed contracts during 2008 ranged from 12.9 to 20.9 percent, had terms ranging from one to seven years and the customer is required to make monthly payments of principal and interest. If the loan term exceeds the term of the Agreement, the Agreement is amended to match the length of the financing contract. Interest income on the financed contract is recognized monthly based on the outstanding principal balance and stated interest rate.
Annual payments paid by customers under the terms of the Agreements are deferred and recognized ratably over the one-year period in which the services are provided.
The Company recognizes the revenue from upfront non-refundable payments over the estimated customer life which, based on historical attrition rates exceeds the stated contract term. The Company has estimated the customer life to be between one to 31 years. The historical attrition rates for upgrade Agreements are lower than for new

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

Agreements and therefore we have different amortization schedules for new and upgrade Agreements.
Exhibit A describes in detail how we calculated the historical attrition rates and determined that one to 31 years was the appropriate amortization period, and gives examples of such calculations for new Agreements.
In future filings, our revenue recognition policy with respect to the items above will be revised to read as follows:
The Company accounts for the sales of right-to-use contracts in accordance with the Codification Topic “Revenue Recognition” (“FASB ASC 605”) (prior authoritative guidance: Staff Accounting Bulletin 104, “Revenue Recognition in Consolidated Financial Statements, Corrected”). A right-to-use contract gives the customer the right to a set schedule of usage at a specified group of properties. Customers may choose to upgrade their contracts to increase their usage and the number of properties they may access. A contract requires the customer to make an upfront nonrefundable payment and annual payments during the term of the contract. The stated term of a right-to-use contract is generally three years and the customer may renew his contract by continuing to make the annual payments. The Company will recognize the upfront non-refundable payments over the estimated customer life which, based on historical attrition rates, the Company has estimated to be from one to 31 years. For example, we have currently estimated that 7.9% of customers who purchase a new right-to-use contract will terminate their contract after five years. Therefore, the upfront nonrefundable payments from 7.9% of the contracts sold in any particular period are amortized on a straight-line basis over a period of five years as the estimated customer life for 7.9% of our customers who purchase a contract is five years. The historical attrition rates for upgrade contracts are lower than for new contacts, and therefore, the nonrefundable upfront payments for upgrade contracts are amortized at a different rate than for new contracts. The decision to recognize this revenue in accordance with FASB ASC 605 was made after corresponding with the Office of the Chief Accountant at the SEC during September and October of 2008.
Right-to-use annual payments paid by customers under the terms of the right-to-use contracts are deferred and recognized ratably over the one-year period in which the services are provided.
The Company may make further revisions to its policy should the nature of the right-to-use contracts sold significantly change.

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

Note 6 — Investments in Joint Ventures, page F-23
Comment 5:
In light of your 90% economic interest in Lakeshore Investments, please tell us how you determined that your interest in this joint venture should not be consolidated within your consolidated financial statements.
Response:
The Company received, from the Staff, a previous comment on the Company’s Form 10-K for the year ended December 31, 2003 regarding its investment in Lakeshore Investments. In our responses to the Staff, we concluded that even if consolidation were appropriate, the impact would be immaterial to the Company’s consolidated financial statements and that conclusion is still appropriate.
As of December 31, 2003, the Company had invested in three joint ventures in which an affiliate of Lakeshore Investments was the general partner and the Company was the sole limited partner. Each joint venture was a limited partnership that owned a manufactured home community in Florida. In our response letter to the Staff’s comments, we noted that if we consolidated the Lakeshore Investments, it would have represented less than 1.3% of each of the Company’s total assets, total liabilities, property operating revenues, property operating expenses and interest expense. Since the year ended December 31, 2003, the Company’s consolidated metrics noted above have increased significantly. Currently, and as of December 31, 2008, we have only two joint venture investments with Lakeshore Investments. Therefore, our conclusion that the impact of the consolidation of the Lakeshore Investments would be immaterial still applies.
Note 7 — Inventory, page F-24
Comment 6:
Please tell us your policies related to reclassifying inventory to buildings and other depreciable property and the reverse, as applicable. In your response, address whether or not the $57.8 million reclassification from inventory to buildings and other depreciable property had a relationship to the 2008 Privileged Access transaction.
Response:
As disclosed in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations at the top of page 38, during 2008, the Company recognized, due to the economic environment, that the decline in our home sales volume might negatively impact occupancy in the future. We made the decision to significantly reduce

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

our new home sales operation until such time as new home sales markets improve, and instead focus on renting the homes. As a result, we reclassified home inventory to Buildings and other depreciable property because the homes were no longer being held primarily for resale. This reclassification was necessary, as the units no longer met the definition of inventory in Accounting Research Bulletin 43 – Restatement and Revision of Accounting Research Bulletins (“as amended ARB 43”) Chapter 4, paragraph 3 which states: “The term inventory embraces goods awaiting sale (the merchandise of a trading concern and the finished goods of a manufacturer), goods in the course of production (work in process), and goods to be consumed directly or indirectly in production (raw materials and supplies). This definition of inventories excludes long-term assets subject to depreciation accounting, or goods which, when put into use, will be so classified.”
There is no reverse policy in place to move the items reclassified to Buildings and other depreciable property back into Inventory.
The reclassification did not have a relationship with the 2008 Privileged Access transaction.
Note 12 — Transactions with Related Parties, page F-27
Comment 7:
Please tell us how you have met the requirements of paragraph 51e of SFAS 141 with respect to the Privileged Access transaction. Additionally, help us to understand if this transaction included lease termination income as the Privileged Access transaction resulted in the termination of your long-term leases with Privileged Access.
Response:
SFAS 141, “Business Combination,” paragraph 51(e) states that “a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date” must be disclosed if a “material business combination is completed.” The Company does not believe the acquisition of Privileged Access was a material business combination for the following reasons: (1) the consideration paid for the business was only $2.0 million, (2) prior to the acquisition of Privileged Access, the Company owned the 82 properties leased to Privileged Access and our August 2008 acquisition was primarily for the business that was operating the properties and (3) as of December 31, 2008, the preliminary purchase price allocation indicated that the assets and liabilities of Privileged Access were immaterial to our consolidated balance sheet; approximately $42.2 million of assets as compared to approximately $2,091.6 million total assets for the Company and approximately $40.2 million of liabilities as compared to approximately $1,795.4 million of total liabilities for the Company.

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

However, we did provide the following information related to the Privileged Access balance sheet on Page F-8, Consolidated Statement of Cash Flows, on the Form 10-K for the year ended 2008 both within the Statement of Cash Flows and in the Supplemental Information:

Acquisition of operations of Privileged Access:
Acquisition of Privileged Access(a)	1,267
Assets Assumed:
Inventory	2,139
Escrow deposits and other assets	12,344
Notes receivable	19,571
Investment in real estate	6,897

Total Assets Assumed	42,218

Liabilities Assumed:
Accrued payroll and other operating expenses	15,383
Rents and other customer payments received in advance and security deposits	19,799
Debt assumed and financed on acquisition	7,037
Less: Note Payable(b)	(2,000)

Total Liabilities Assumed	40,219

(a)	Cash portion of acquisition in the Cash Flows From Investing Activities on page F-8, Consolidated Statement of Cash Flows.

(b)	Consideration paid for Privileged Access included in the Debt assumed and financed on acquisition.
The termination of our long-term lease with Privileged Access did not result in lease termination income.
Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
Non-Equity Incentive Compensation, page 15
Comment 8:
Please tell us the benchmarks for each of core manufactured home revenues, core manufactured home occupancy target, core resort revenues, and core net operating income used in determining bonus amounts. Please include such benchmarks in your future filings.
Response:
The Core MH Revenues Target required a 3.5% increase in our core manufactured home revenues for the year ended December 31, 2008 as compared to the year ended December

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

31, 2007, as a result of rate increases and assuming no change in occupancy. This target was met and the total paid to all executive officers for this target was approximately $690,000.
The Core MH Occupancy Target required that our core manufactured home site occupancy remain flat at June 30, 2008 as compared to December 31, 2007. This target also required that our core manufactured home site occupancy remain flat at December 31, 2008 as compared to June 30, 2008. Due to a decline in our core manufactured home site occupancy, this target was not met and no amounts were paid for this target.
The Core Resort Revenues Target required a 3.6% increase in our core resort revenues for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007, which target was not met. The Core Resort Revenues Target also required maintaining flat growth representing core resort revenues of $45.0 million for the six months ended December 31, 2008, which target was met. The total paid to all executive officers for this target was approximately $173,000 representing one-half of the target potential.
The Core NOI Target required a 1.7% increase in our core net operating income for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007, which target was met. The Core NOI Target also required achieving a 2.8% increase representing $108.9 million of core net operating income for the six months ended December 31, 2008, which target was met. The total paid to all executive officers for this target was approximately $345,000 for meeting both portions of this target.
In future filings, the Company will, to the extent appropriate, disclose additional details regarding the benchmarks used in determining the bonus amounts.
Comment 9:
We refer to footnote 5 of the table on page 15 and note that the discretionary target amounted to fifty percent of the maximum potential bonus. Please clarify if each named executive officer received the maximum under this portion of the bonus pool or a percentage thereof. Confirm that you will provide similar clarification in your future filings.
Response:
Each of the Company’s executive officers received the following portion of their fifty percent discretionary bonus target:

Mr. Woody
United States Securities and Exchange Commission
January 25, 2010

Thomas P. Heneghan	90%
Joe B. McAdams	90%
Michael B. Berman	92%
Ellen Kelleher	93%
Roger A. Maynard	92%
Marguerite Nader	97%
In future filings, the Company will disclose whether each executive officer received the maximum amount of the discretionary bonus or a portion thereof.
In connection with our response to comments received on December 23, 2009 from the Staff pertaining to our Form 10-K and Proxy Statement for the fiscal year ended December 31, 2008, we acknowledge that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require additional information, please feel free to contact me at 312-279-1496.
EQUITY LIFESTYLE PROPERTIES, INC.
/s/ Michael B. Berman
Michael B. Berman
Executive Vice President & Chief Financial Officer

cc:	Robert Langer, Ernst & Young, LLP Larry P. Medvinsky, Clifford Chance US LLP

Exhibit A
Letter to the OCA from the Company dated October 3, 2008

Equity LifeStyle properties, inc. Two North Riverside Plaza Chicago, Illinois 60606 (312) 279-1400 Fax (312) 279-1710 www.equitylifestyle.com
October 3, 2008
Via e-mail: ForgioneJ@SEC.GOV
Josh Forgione
Associate Chief Accountant
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561
Dear Mr. Forgione:
     On September 11, 2008, Equity LifeStyle Properties, Inc. [NYSE ticker symbol: ELS] (the “Company”) submitted a letter (the “Letter”) to the staff of the United States Securities and Exchange Commission (“SEC”) requesting clarification of certain revenue recognition matters related to a transaction the Company recently completed. As more fully described in the Letter, on August 14, 2008, the Company acquired the operations of Privileged Access and accordingly, beginning August 14, 2008, such operations were consolidated with the Company and include the sale of agreements to individuals representing a right to use its properties (the “Agreements”). The Company did not sell Agreements prior to its acquisition of the operations of Privileged Access.
     The primary issue discussed in the Letter was whether Agreements would be accounted for as leases under FASB Statement No. 13, Accounting For Leases, as amended, (“FAS 13”) or contracts under Staff Accounting Bulletin No. 104, Revenue Recognition in Consolidated Financial Statements, Corrected (“SAB 104”). The Letter was discussed telephonically with you and certain representatives of the staff, the Company and Ernst & Young LLP (“EY”) at 1pm central time on September 24, 2008. Subsequent to the call on September 24, 2008, the staff spoke with both EY and the Company and the Company has agreed to account for the Agreements under SAB 104.
     The Company understands that the conclusion that FAS 13 is not applicable is based on the analysis that the Agreements do not meet the criteria for leases described in EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease (“EITF 01-8”). The Agreements do not give the customer a right to control a specific site at a property (as required by paragraph 12 of EITF 01-8), but instead provides the customer access to a group of properties. The group of properties may vary by Agreement.
     As a result of this conclusion, we have been advised by EY and the staff to refer to guidance in SAB 104 regarding the appropriate period over which to defer upfront non-refundable payments from Agreements.

1

Accounting Analysis
     SAB 104, Topic 13A3(f), question 1 discusses the appropriate revenue recognition period for upfront non-refundable payments and states that such payments “are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.” The footnotes to that quoted statement in SAB 104 also state that “the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).”
     EY, as more fully described in Exhibit 4 to the Letter, believes that: 1) consistent with the Privileged Access customer renewal history, the revenue recognition period should extend beyond the initial term of the Agreement, and 2) the upfront non-refundable payments should be amortized over the estimated customer life, as determined by rate of decay or attrition (which will be from one to over 30 years). The Company has agreed to follow the advice of EY, but would appreciate the SEC’s concurrence with that method.
     The Company will estimate the rate of decay based upon the historical averages for Agreements sold since 1996 and will update the averages on an annual basis. Historical statistics for new and upgrade Agreements provide evidence of different rates of decay and the Company will amortize the upfront payment with respect to new and upgrade Agreement based upon their respective rates of decay.
     See attached Exhibit 1 for a schedule of new Agreements sold since 1996 and the average annual rates of decay. The Company is using data beginning in 1996 as that is first period in which we have reliable data to utilize for these estimates. As shown on Exhibit 1, a substantial number of customers continue to renew their Agreement after 11 years and in order to compute an average customer life, the Company would need to make numerous assumptions about the future rates of decay.
     However, we do have evidence that approximately 20 percent or 40,000 Agreements purchased at least 20 years ago are still active and approximately 30 percent or 3,000 Agreements purchased at least 30 years ago are still active. As a result, the Company used this data to estimate attrition rates beyond 11 years and assumed that the maximum customer life of an Agreement was 31 years. See attached Exhibit 2 for a calculation of the annual amortization of estimated 2009 sales of $50 million. As shown in Exhibit 2, upfront non-refundable payments for each year are divided up based upon the year in which the member attrition occurs and then recognized on a straight-line basis over the attrition period. For example, in 2009, we estimate that 7.9 percent of the members who purchase Agreements in 2009 will no longer be members by the end of 2013. Therefore, 7.9 percent of the sales that occur in 2009 will be amortized on a straight-line basis over five years (2009 through 2013).
     The deferral of a significant portion of the upfront non-refundable payment will result in a building up of a substantial deferred revenue balance over time, which will be partially

2

offset by the deferral of commissions paid on Agreements sold. See Exhibit 3 for the Company’s estimate of its future deferred revenue balances, assuming that gross membership sales in the future continue to equal the $50 million of sales that Privileged Access has experienced in recent years. The estimate demonstrates that if sales continue at the recent historical levels, the deferred revenue balance will grow to over $319 million in year 2038 before reaching saturation.
Review by Independent Auditors
     EY’s Chicago and National Offices’ have reviewed this submission.
Review by Audit Committee
     The Company’s audit committee has reviewed the submission and concurs with its conclusion.
     We appreciate the staff’s efforts to date in the resolution of this matter and we thank you in advance for your consideration of this request. The Company expects to release its earnings for the quarter ended September 30, 2008 on October 20, 2008 and would like to resolve this matter prior to the earnings release and appreciate the staff’s effort to meet that deadline.
     If you would like further information or are available to discuss this matter, please contact me at 312-279-1496 or Mark Sever at 312-879-3719 or Robert Langer, EY’s coordinating partner at 312-879-2300.

Sincerely,

Michael B. Berman
Executive Vice President and Chief Financial Officer

cc: Phil Calian — ELS Audit Committee Chair
      Robert Langer — Ernst & Young LLP

Exhibits:	1) Member Attrition for New Sales between 1996 and 2006
2) Sample deferred revenue amortization table
3) Estimated deferred revenue balances

3

EXHIBIT 1
Member Attrition for New Sales between 1996 and 2006

EXHIBIT 1
Thousand Trails, LP
Member Attrition
For New Sales from 1996 to 2006
(Based on Detail from Member Data Files)

Year of	Net Units	% of Original Net Units Sold Remaining at End of Year X of Membership
Sale	Sold	Yr1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10	Yr11
1996	3,789	98.4%	97.9%	88.8%	78.8%	72.5%	65.7%	55.6%	50.7%	46.4%	43.2%	39.5%
1997	2,761	97.6%	96.3%	90.4%	84.5%	76.9%	66.6%	61.5%	57.0%	52.2%	49.9%
1998	2,994	97.7%	96.7%	93.8%	87.7%	75.6%	68.4%	62.5%	57.1%	54.3%
1999	3,558	99.3%	98.7%	96.1%	85.0%	77.9%	70.5%	64.9%	60.8%
2000	3,872	98.6%	98.0%	92.3%	85.0%	77.8%	71.2%	67.2%
2001	4,003	96.5%	95.8%	92.2%	83.0%	75.8%	71.4%
2002	4,121	99.3%	95.6%	91.2%	84.7%	78.7%
2003	4,549	99.4%	94.6%	90.5%	85.4%
2004	3,886	99.1%	94.4%	90.5%
2005	3,264	98.9%	94.7%
2006	4,422	99.2%

	Average (unweighted)	98.5%	96.3%	91.8%	84.3%	76.4%	69.0%	62.3%	56.4%	50.9%	46.6%	39.5%

EXHIBIT 2
Sample deferred revenue amortization table

Equity LifeStyle Properties, Inc.	EXHIBIT 2
Sample amortization table

Amortization of estimated 2009 sales	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Estimated members who terminate in year 1	750,000
Estimated members who terminate in year 2	550,000	550,000
Estimated members who terminate in year 3	750,000	750,000	750,000
Estimated members who terminate in year 4	937,500	937,500	937,500	937,500
Estimated members who terminate in year 5	790,000	790,000	790,000	790,000	790,000
Estimated members who terminate in year 6	616,667	616,667	616,667	616,667	616,667	616,667
Estimated members who terminate in year 7	478,571	478,571	478,571	478,571	478,571	478,571	478,571
Estimated members who terminate in year 8	368,750	368,750	368,750	368,750	368,750	368,750	368,750	368,750
Estimated members who terminate in year 9	305,556	305,556	305,556	305,556	305,556	305,556	305,556	305,556	305,556
Estimated members who terminate in year 10	215,000	215,000	215,000	215,000	215,000	215,000	215,000	215,000	215,000	215,000
Estimated members who terminate in year 11	322,727	322,727	322,727	322,727	322,727	322,727	322,727	322,727	322,727	322,727	322,727
Estimated members who terminate in year 12-30	487,555	487,555	487,555	487,555	487,555	487,555	487,555	487,555	487,555	487,555	487,555	487,555	445,888	407,427	371,712	338,379	307,129
Estimated members who terminate in year 31	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645

	6,902,971	6,152,971	5,602,971	4,852,971	3,915,471	3,125,471	2,508,804	2,030,233	1,661,483	1,355,927	1,140,927	818,200	776,533	738,072	702,358	669,024	637,774

Equity LifeStyle Properties, Inc.	EXHIBIT 2
Sample amortization table

Amortization of estimated 2009 sales	18	19	20	21	22	23	24	25	26	27	28	29	30	31	Total
Estimated members who terminate in year 1															750,000	1.5%
Estimated members who terminate in year 2															1,100,000	2.2%
Estimated members who terminate in year 3															2,250,000	4.5%
Estimated members who terminate in year 4															3,750,000	7.5%
Estimated members who terminate in year 5															3,950,000	7.9%
Estimated members who terminate in year 6															3,700,000	7.4%
Estimated members who terminate in year 7															3,350,000	6.7%
Estimated members who terminate in year 8															2,950,000	5.9%
Estimated members who terminate in year 9															2,750,000	5.5%
Estimated members who terminate in year 10															2,150,000	4.3%
Estimated members who terminate in year 11															3,550,000	7.1%
Estimated members who terminate in year 12-30	277,717	249,940	223,624	198,624	174,814	152,087	130,348	109,514	89,514	70,284	51,765	33,908	16,667		9,500,000	19.0%
Estimated members who terminate in year 31	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	330,645	10,250,000	20.5%

	608,362	580,585	554,269	529,269	505,459	482,732	460,993	440,160	420,160	400,929	382,410	364,553	347,312	330,645	50,000,000	100.0%

EXHIBIT 3
Estimated deferred revenue balances

Equity LifeStyle Properties, Inc.	EXHIBIT 3
Estimated membership sales revenue and deferrals

ASSUMPTIONS
Sales Price	$6,250
Volume	8,000
Commission Rate	25.0%

		Annual
	Cumulative	incremental
Estimated Year 1 attrition	1.5%		Attrition assumptions for Year 1 - Year 11 are based upon actual average attrition for
Estimated Year 2 attrition	3.7%	2.2%	new membership sales between 1996 and 2006.
Estimated Year 3 attrition	8.2%	4.5%
Estimated Year 4 attrition	15.7%	7.5%	Based upon certain historical statistics, there is evidence of a significant number
Estimated Year 5 attrition	23.6%	7.9%	of members renewing their membership for at least 30 years. We have therefore assumed
Estimated Year 6 attrition	31.0%	7.4%	that 20.5% of the members will have a life of 31 years and amortized 20.5% of
Estimated Year 7 attrition	37.7%	6.7%	the sales revenue over 31 years.
Estimated Year 8 attrition	43.6%	5.9%
Estimated Year 9 attrition	49.1%	5.5%	Attrition assumptions for Years 12-30 assume that the rate of attrition will be ratable
Estimated Year 10 attrition	53.4%	4.3%	during that period.
Estimated Year 11 attrition	60.5%	7.1%
Estimated Years 12-30	79.5%	1.0%
Estimated Year 31	100.0%	20.5%

Projections based on assumptions above	2008*	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Gross Membership Sales	18,750,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000
Less: Current year membership sales deferred	(16,161,386)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)
Add: Prior year membership sales recognized		2,307,364	10,355,199	15,395,670	19,545,516	22,868,487	25,531,458	27,681,334	29,435,004	30,867,320	32,061,998	32,960,880	33,747,830	34,495,517	35,206,803	35,884,161	36,529,747	37,145,463	37,732,992

GAAP membership sales recognized**	2,588,614	9,210,335	17,258,170	22,298,641	26,448,487	29,771,458	32,434,429	34,584,305	36,337,975	37,770,291	38,964,969	39,863,851	40,650,801	41,398,488	42,109,774	42,787,132	43,432,718	44,048,434	44,635,963

Deferred Revenue at the beginning of the year		16,161,386	56,951,051	89,692,881	117,394,239	140,945,752	161,174,294	178,739,885	194,155,560	207,817,585	220,047,294	231,082,325	241,218,474	250,567,673	259,169,186	267,059,411	274,272,280	280,839,562	286,791,128
Add: Current year sales deferred	16,161,386	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029
Subtract: Prior year sales recognized		(2,307,364)	(10,355,199)	(15,395,670)	(19,545,516)	(22,868,487)	(25,531,458)	(27,681,334)	(29,435,004)	(30,867,320)	(32,061,998)	(32,960,880)	(33,747,830)	(34,495,517)	(35,206,803)	(35,884,161)	(36,529,747)	(37,145,463)	(37,732,992)

Deferred Revenue at the end of the year***	16,161,386	56,951,051	89,692,881	117,394,239	140,945,752	161,174,294	178,739,865	194,155,560	207,817,585	220,047,294	231,082,325	241,218,474	250,567,673	259,169,186	267,059,411	274,272,280	280,839,562	286,791,128	292,155,165

*	2008 represents 4.5 months of sales since the Company acquired the operations of Privileged Access on 8/14/08

**	Membership sales revenue for each year is divided up based upon the year in which the member attrition occurs and then recognized on a straight-line basis over the attrition period. For example, in 2009, we estimate that 7.9% of the members who purchase memberships in 2009 will no longer be members by the end of 2013. Therefore, 7.9% of the membership sales that occur in 2009 will be amortized on a straight-line basis over 5 years (2009 — 2013).

***	Note that there will also be a deferred asset account for certain deferred sales expenses, primarily commissions related to the sales. It is anticipated that this account will be approximately 25% of the Deferred Revenue account

EXHIBIT 3
Equity LifeStyle Properties, Inc.
Estimated membership sales revenue and deferrals

Projections based on assumptions above	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039
Gross Membership Sales	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000
Less: Current year membership sales deferred	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)	(43,097,029)
Add: Prior year membership sales recognized	38,293,840	38,829,359	39,340,770	39,829,184	40,295,612	40,740,980	41,166,140	41,571,876	41,958,916	42,327,934	42,679,556	43,014,368	43,097,029

GAAP membership sales recognized**	45,196,811	45,732,330	46,243,741	46,732,155	47,198,583	47,643,951	48,069,111	48,474,847	48,861,887	49,230,905	49,582,527	49,917,339	50,000,000

Deferred Revenue at the beginning of the year	292,155,165	296,958,354	301,226,024	304,982,283	308,250,128	311,051,545	313,407,594	315,338,483	316,863,636	318,001,749	318,770,844	319,188,317	319,270,978
Add: Current year sales deferred	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029	43,097,029
Subtract: Prior year sales recognized	(38,293,840)	(38,829,359)	(39,340,770)	(39,829,184)	(40,295,612)	(40,740,980)	(41,166,140)	(41,571,876)	(41,958,916)	(42,327,934)	(42,679,556)	(43,014,368)	(43,097,029)

Deferred Revenue at the end of the year***	296,958,354	301,226,024	304,982,283	308,250,128	311,051,545	313,407,594	315,338,483	316,863,636	318,001,749	318,770,844	319,188,317	319,270,978	319,270,978

Exhibit B
Letter to the OCA from the Company dated November 3, 2008

Equity LifeStyle properties, inc.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com
Direct Dial: (312) 279-1430
Direct Fax:  (312) 279-1431
E-mail:         martina_linders@mhchomes.com
November 3, 2008
Via e-mail:
Mr. Josh Forgione, Associate Chief Accountant
Accounting Group — Interpretations
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
Re: Equity LifeStyle Properties, Inc. (the “Company”)
Dear Mr. Forgione:
     This letter is being sent to you to confirm our understanding of the staff’s views on our pre-filing submissions dated September 11, 2008 and October 3, 2008, as discussed telephonically with you and certain representatives of the staff, the Company and Ernst & Young LLP at 1pm central time on September 24, 2008 and at 3pm central time on October 9, 2008. In addition, pursuant to our conversation the afternoon of October 17, 2008, we understand the staff will not object to the Company’s accounting for the sale of agreements to individuals representing a right to use our properties (“Agreements”) under Staff Accounting Bulletin 104, Revenue Recognition in Consolidated Financial Statements, corrected (“SAB 104”). Further, the staff will not object to amortizing the non-refundable upfront payments received from the sale of Agreements over the estimated membership life, which recognizes the ability to transfer the membership beyond the initial customer life.
     We appreciate the staff’s timely responsiveness to our pre-filing submission. If you would like to discuss this letter further, please contact me at 312-279-1430 or Michael Berman, the Company’s Chief Financial Officer at 312-279-1496.

Sincerely,

Martina Linders
Vice President of Tax and Corporate Accounting

Cc: Michael Berman
       Robert Langer-Ernst & Young

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